Exhibit 99.1

iKang Sues Meinian Onehealth Healthcare Over IP Infringement

BEIJING, May 24, 2016 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, reported that, on April 28, 2016, the Company filed a complaint (the “Copyright Claim”) with the Shanghai Intellectual Property Court against Shanghai Mei Dong Software Development Co., Ltd. (“Shanghai Mei Dong”), WANG Haifeng, Deputy General Manager of Shanghai Mei Dong, Meinian Onehealth Healthcare (Group) Co., Ltd. (“Meinian Onehealth”), and Shanghai Sheng Jia Clinic Co., Ltd. (“Sheng Jia”) as they have jointly infringed the Company’s copyright of medical examination software systems (the “Infringed Softwares”). The Company has requested Meinian Onehealth and Sheng Jia to delete and stop using the relevant softwares (the “Infringing Softwares), mitigate the impacts, apologize publicly for their violations, and repay the financial damages they have caused in the amount of RMB 53 million. The Shanghai Intellectual Property Court has accepted the Company’s complaint (Case number: (2016) Hu73 Min Chu 339-342).

iKang also applied for preservation of evidence to the Shanghai Intellectual Property Court, requesting preservation of the relevant evidence to codes, programs, files and databases from Shanghai Mei Dong and Sheng Jia’s computers and servers. After investigation, Shanghai Intellectual Property Court has approved iKang’s application (Civil Ruling Paper Number: (2016) Hu73 Min Chu 340).

On May 17, 2015, Shanghai Intellectual Property Court appointed a team of judges and bailiffs to make onsite investigation at Shanghai Mei Dong and Sheng Jia, taking measures to transfer the relevant source code and database information for preservation. The judges have also questioned WANG Haifeng and took a statement.

The Company stated in the Copyright Claim that iKang’s medical examination software systems lay a critical and fundamental role in the Company’s high-quality medical examination services to its customers. The Infringed Softwares were jointly developed by iKang’s technology team and medical team, and were solely owned by the Company. In early 2014, WANG Haifeng, who was involved in the development of the Infringed Softwares, was approached by Shanghai Mei Dong and Meinian Onehealth. WANG Haifeng then left iKang and joined Shanghai Mei Dong to take charge of its medical examination software development.

The medical examination softwares WANG Haifeng developed for Shanghai Mei Dong and Meinian Onehealth were a modified version of the Infringed Softwares with the same or very similar files, source code, object programs, business model and database structure.

The business scope of Shanghai Mei Dong, a wholly-owned subsidiary of Meinian Onehealth, is the development  and marketing of medical examination softwares. As soon as the Infringing Softwares became available, Shanghai Mei Dong distributed it to Meinian Onehealth’s medical centers all over the country, and the Infringing Softwares became an irreplaceable part of Meinian Onehealth’s operation and management. In addition, Shanghai Mei Dong sold the Infringing Softwares to other medical examination centers such as Sheng Jia to make the illegal gain. After the trial, if the relevant defendant is convicted of infringement, around 200 medical centers across the country owned by Meinian Onehealth, as well as Sheng Jia who bought softwares from Shanghai Meidong, will be ordered to delete and stop using the Infringing Softwares.

Before the Copyright Claim, iKang had commenced another civil action (“Trade Secrets Claim”) against Mu Yuanmao in January 2016, a former sales head of Meinian Onehealth, Meinian Onehealth, Meinian Onehealth Healthcare Holdings Co., Ltd., Guangzhou Meinian Clinic Co., Ltd. and Guangzhou Meinian Onehealth Medical Technology Co., Ltd. (collectively, the “Meinian Onehealth Group”). The Trade Secrets Claim has been accepted by The People’s Court of Chaoyang District of Beijing. The Trade Secrets Claim states that Mu Yuanmao and the Meinian Onehealth Group have jointly infringed the Company’s trade secrets and are therefore liable to the Company for the losses totaling RMB 50 million caused thereby.

MU Yuanmao had been placed under criminal detention by the Internet Supervision Division of the Beijing Municipal Public Security Bureau onNovember 27, 2014. The People’s Court of Chaoyang District of Beijing held a public trial on October 29, 2015 and reached a finding of guilty in January 2016, sentencing MU Yuanmao to 16 months in prison.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented, “As a pioneer in China’s preventive healthcare services market, iKang strives to maintain orderly market competition, while protecting the interests of shareholders and customers as well the healthy development of China’s medical examination industry. Our lawsuit against Meinian is necessary to confront unlawful practices in the industry and ensure that there is a level playing field for the healthy development & prosperity of the industry, which must focus on providing uniquely added value & choices to consumers.” He added, “Fair competition in the medical examination industry is not only beneficial to the public with improved medical examination services, it also inspires true innovation and holds industry players accountable for their actions. iKang always embraces competition and remains committed to fighting against any illegal activities such as Meinian’s infringement that could impinge on our legitimate rights.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of May 24, 2016, iKang’s nationwide network consisted of 89(1) self-owned medical centers covering 27 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 89 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 6688

Email: IR@iKang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com